**LWBJ**
FINANCIAL

CORPORATE OFFICE
West Des Moines, Iowa

January 14, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are the former independent registered public accounting firm for Home School, Inc. (the "Acquired"). We audited the Acquired's December 31, 2008 and 2007 balance sheets, and related statement of operations for the years then ended, and for the period from October 17, 2005 (inception) to December 31, 2008. We issued an unqualified opinion on these financial statements dated March 20, 2009. On May 7, 2009 we consented to the incorporation of these financial statements in Home School Holdings, Inc. Form 8-K filed with the Securities and Exchange Commission on May 8, 2009. We received no communication of our termination as the Acquired's independent registered public accounting firm, except for the Form 8-K dated January 5, 2010 issued by Home School Holdings, Inc., and we were not provided a copy of Section 4 of this Form 8-K prior to it being filed, as required by Regulation S-K Item 304.

We have read Item 4.01 of Form 8-K and we do not agree with the representation that, we had no disagreements with the Acquired in regard to any matters of accounting principles or practices, financial statement disclosure, auditing scope or procedure. These disagreements were ultimately resolved to our satisfaction.

We were not authorized by the Acquired to respond to inquiries by Lake & Associates CPAs, LLC ("Lake & Assoc") nor have inquiries been made of us by Lake & Assoc.

We have no basis to agree or disagree with other statements of the registrant.

Sincerely,

LWBJ, LLP